UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)

33 Maskit
Herzliya Pituach
4673333, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

On July 30, 2024, Cognyte Software Ltd. (the “Company”) announced that an Annual General Meeting of its Shareholders (the “Annual General Meeting”) will be held on Wednesday, September 4, 2024, at 5:30 p.m. (Israel time), at the Company’s headquarters at 33 Maskit Street, Herzliya Pituach, 4673333, Israel. In connection with the Annual General Meeting, the Company hereby furnishes the following documents:

(i)
a Notice and Proxy Statement with respect to the Annual General Meeting describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person (the “Proxy Card”).

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

This Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-252565 and Registration No. 333-278837).

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 4, 2024.

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on September 4, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.
Date:	July 30, 2024

		By:	/s/ Elad Sharon
		Name:	Elad Sharon
		Title:	Chief Executive Officer